

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 23, 2007

Mr. Brian R. Jones
Treasurer and Chief Financial Officer
CKX Lands, Inc.
751 Bayou Pines East, Suite C
Lake Charles, Louisiana 70601

>   **Re: CKX Lands, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed March 9, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
>   **Filed May 11, 2007**
>   **File No. 1-31905**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Mr. Brian R. Jones
CKX Lands, Inc.
July 23, 2007
page 2

Cover Page

1.	Your filing used an outdated Commission file number. Please use the correct Commission file number "1-31905" in your future filings.

Market for the Registrant's Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 4

2.	You have disclosed an extra dividend of $1.00 per share payable to shareholders of record December 28, 2006. Revise your dividend policy disclosure to clearly articulate what your dividend policy is, and the factors considered by the Board of Directors in declaring your regular quarterly and extra dividends.

Form 10-QSB for the Quarter Ended March 31, 2007

Controls and Procedures, page 8

3.	Your disclosure refers to significant changes in internal control subsequent to the date of their evaluation. Amend this disclosure to address the requirements of Regulation S-B Item 308(c), which requires disclosure of any change in internal control over financial reporting that occurred during your last fiscal quarter.

Exhibits, page 9

4.	Amend this disclosure to file or incorporate by reference all the exhibits required by the exhibit table in Regulation S-B Item 601(a) for Form 10-QSB.

Exhibit 32

5.	In a full amended filing, provide signed and dated certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief